Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 15, 2015

Via EDGAR

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

vTv Therapeutics Inc.
Registration Statement on Form S-1

Submitted May 14, 2015
CIK No. 0001641489

Ladies and Gentlemen:

On behalf of our client, vTv Therapeutics Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the draft Registration Statement on Form S-1 of the Company as originally submitted for confidential review pursuant to the Jumpstart Our Business Startups Act of 2012 to the Securities and Exchange Commission (the “Commission”) on May 14, 2015.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds, dated June 10, 2015 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response	to Comment 1

The Company confirms that it will provide the Staff supplementally with copies of all written communications that it, or anyone authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Response	to Comment 2

The Company confirms that it will supplementally provide to the Staff any graphics, maps, photographs, and related captions or other artwork that it intends to use prior to including it in the prospectus.

Prospectus Summary, page 1

The Reorganization Transactions, page 4

3.	Please discuss the reasons for the structuring of the reorganization transaction.

Response	to Comment 3

The purpose of the Reorganization Transactions is to transfer the assets from the Predecessors to a subsidiary of the Company and implement an “Up-C” structure, which is commonly used for initial public offerings, because it potentially provides a number of tax and other advantages to the Company and its equityholders.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

4.	You use the terms economic right, economic interest and economic ownership. Please revise to describe what these terms mean. For example, in describing the economic ownership held by the Registrant and vTv Therapeutics Holdings LLC in vTv Therapeutics LLC, please clarify what economic ownership is and explain whether or not both owners will share in the economics on a pro rata basis based upon their economic ownership percentage. If any material differences in rights exist, please disclose them as well.

Response	to Comment 4

To eliminate the potential for confusion resulting from the use of different terms to describe the same concept, we have revised the Registration Statement to use the term “economic interest” consistently and eliminated use of the terms “economic rights” and “economic ownership.” Additionally, we have revised pages 5 and 6 of the Registration Statement to clarify that the Company and vTv Therapeutics Holdings will hold non-voting units of vTv Therapeutics LLC (“vTv Therapeutics LLC Units”), and the Company will hold a voting managing member interest in vTv Therapeutics LLC as well as vTv Therapeutics LLC Units.

For example, if 20,000,000 shares of Class A common stock of the Company are sold in the offering, representing 20% of the equity value of the enterprise, then the Company will use the net proceeds of the offering to purchase 20,000,000 vTv Therapeutics LLC Units from vTv Therapeutics LLC. vTv Therapeutics Holdings will hold 80,000,000 vTv Therapeutics LLC Units as well as 80,000,000 shares of the Company’s Class B common stock. The actual percentage of vTv Therapeutics LLC interests that will be held by the Company after the offering and the size of the offering will depend on a number of factors, including the valuation of the Company.

As a result, in this numerical example:

•	At a meeting of the stockholders of the Company, the public will hold 20% of the voting power of the Company’s common stock, and vTv Therapeutics Holdings will hold the remaining 80% of such voting power. In a liquidation of the Company, the public would receive all of liquidation value of the Company, because the Class B common stock has no economic interests. vTv Therapeutics Holdings, as a holder of only Class B common stock, would receive nothing in a liquidation of the Company.

•	The Company will have 100% of the voting power of the equity interests of vTv Therapeutics LLC because it will be the only owner of the managing member interest, which will be the only class of voting equity interests of vTv Therapeutics LLC. The Company will therefore entirely control vTv Therapeutics LLC. vTv Therapeutics Holdings will have no voting power at vTv Therapeutics LLC. In a liquidation of vTv Therapeutics LLC, because it holds 20% of the vTv Therapeutics LLC Units, the Company will receive 20% of the liquidation value of vTv Therapeutics LLC, and vTv Therapeutics Holdings will receive 80%, because it holds the remaining 80% of the vTv Therapeutics LLC Units.

 Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

5.	In the diagram of your corporate structure, you show operating subsidiaries below vTv Therapeutics LLC. Please revise to present each operating subsidiary separately and describe the nature and form of their voting and economic ownership. Please also revise your disclosures to clarify how vTv Therapeutics LLC obtained each of these operating subsidiaries and their relationship, if any, to the assets you state will be contributed to vTv Therapeutics LLC by vTvx Holdings I and II.

Response	to Comment 5

The Company has not yet determined the structure of the subsidiaries of vTv Therapeutics LLC and may do so subsequent to the offering. The Company advises the Staff that it expects that any subsidiaries formed prior to or in connection with the Reorganization Transactions will be directly or indirectly wholly-owned and controlled by vTv Therapeutics LLC, and in response to the Staff’s comment, the Company has revised the disclosure to indicate such direct or indirect whole ownership and control on page 6 of the Registration Statement.

Summary Historical and Pro Forma Financial Data, page 12

6.	Please tell us the guidance you are relying upon in presenting pro forma net loss per share information for the year ended December 31, 2013 or remove it from the filing. If you intend to present a pro forma net loss per share amount under the historical column for the year ended December 31, 2014, please revise your disclosures to clarify why it is being presented, how it was computed and how it differs from the amount shown in the pro forma column.

Response	to Comment 6

The Company advises the Staff that it will not present pro forma net loss per share information for any historical periods, including the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015 and has removed the dollar signs in such columns on page 13 of the Registration Statement.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

7.	Please revise to also include your reorganization pro forma information.

Response	to Comment 7

In response to the Staff’s comment above, the Company has revised the table in the Summary Historical and Pro Forma Financial Data section on pages 12 and 13 in the Registration Statement to include the Company’s reorganization pro forma information for the year ended and as of December 31, 2014 and for the three months ended and as of March 31, 2015, respectively. Separate columns for summary pro forma statement of operations data giving effect to the Reorganization Transactions are not being presented because such data are identical to the pro forma statement of operations data giving effect to both the Reorganization Transactions and the offering, except per share data. A separate column for pro forma balance sheet data giving effect to the Reorganization Transactions is presented.

Risk Factors, page 13

Risks Relating to Our Dependence on Third Parties, page 29

We do not have multiple sources of supply . . ., page 31

8.	Please clarify whether you have any material agreements with your suppliers. If so, please file them as exhibits.

Response	to Comment 8

The Company advises the Staff that the Company does not have material agreements with its suppliers. Each agreement that the Company makes with its suppliers is made in the ordinary course of business, and the Company’s business is not substantially dependent on any agreement. Each project to date has been a specific drug substance lot or drug product lot for a clinical trial. While it is customary to use the same suppliers for these services, there are a number of other manufacturers that the Company can use if it desires to change suppliers or if a supply disruption occurs.

Use of Proceeds, page 52

9.	We note the disclosure regarding the intended use of proceeds. Please provide the approximate amount intended to be used for each such purpose, as required by Item 504 of Regulation S-K.

Response	to Comment 9

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Registration Statement to provide greater detail regarding the use of proceeds.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

10.	We note the disclosure in the last two paragraphs of this section and in the third risk factor on page 45 that the use of proceeds could change in the future as your plans and business conditions evolve and that you retain broad discretion in the application of the net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

Response	to Comment 10

In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and 52 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations, page 59

11.	You disclose your former subsidiary HPCTC, which provided clinical trial services, was sold to a former officer and director on December 30, 2014. Please revise your pro forma financial statements to give effect to the disposal of HPCTC in a separate column preceding the reorganization adjustments column or explain to us why it is not required. Please refer to Rules 11-01(a)(4) and 11-01(b) of Regulation S-X.

Response	to Comment 11

The Company advises the Staff that it believes the disposal of HPCTC is not required to be disclosed in the pro forma financial statements due to the immaterial nature of the disposal.

According to Rule 11-01(a)(4) of Regulation S-X, pro forma financial information shall be furnished when the disposition of a significant portion of a business either by sale, abandonment or distribution to shareholders by means of a spin-off, split-up or split-off has occurred or is probable and such disposition is not fully reflected in the financial statements of the registrant included in the filing. The Company determined that the disposal of HPCTC did not represent a significant portion of the Company’s operations.

Rule 11-01(b) defines when a business combination or disposition of a business shall be deemed significant. The following conditions have to be met in order to be considered a significant subsidiary, as defined in Rule 1-02(w):

(1)	The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated); or

(2)	The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrants and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(3)	The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any non-controlling interests exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

The disposal of HPCTC did not meet any of the criteria described above. In addition, as further addressed in the Company’s response to Comment No. 27, the Company concluded that HPCTC had not ever been part of its ongoing strategic vision nor did it ever represent a significant portion of the Company’s expected ongoing operations. Therefore, the Company respectfully submits that the effect of the disposal of HPCTC in a separate column preceding the reorganization adjustments column is not required in accordance with Rule 11-01(a)(4).

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

12.	Please revise Notes (b) on pages 60 and 62 to disclose how the amount of each pro forma adjustment was determined.

Response	to Comment 12

In response to the Staff’s comment, the Company has revised Note (b) on pages 60 and 62 of the Registration Statement. The disclosures were revised to specifically address the financial statement line items that are expected to be adjusted as a result of the offering.

13.	Please present reorganization pro forma earnings (loss) per share amounts. Please also revise Note (c) on page 60 to disclose how the reorganization pro forma and pro forma earnings (loss) per share amounts were computed and disclose any securities not included in each computation for anti-dilutive reasons. In addition, please disclose the number of offering shares included in the denominator used for computing pro forma earnings (loss) per share and explain your basis for including them. Please also disclose the number of offering shares not included and explain why they were not.

Response	to Comment 13

The Company respectfully submits that reorganization pro forma earnings (loss) per share is not required to be disclosed as the Reorganization Transactions will occur concurrently with the offering, and therefore the pro forma earnings (loss) per share subsequent to the offering, which is intended to be included in the prospectus, is the relevant presentation.

In addition, the Company respectfully submits that the number of shares included in the denominator used for computing pro forma earnings (loss) per share will be the number of shares of Class A common stock issued in the offering. Shares of Class B common stock, which are exchangeable (together with a vTv Therapeutics LLC Unit) for Class A common stock at the holders’ option, will not be included in the denominator, as they do not represent an economic interest, and their effect upon exchange into shares of Class A common stock would be anti-dilutive due to the pro forma net loss of the Company. The Company will disclose the number of shares of Class A common stock included and the number of shares of Class B common stock (and the number of shares of Class A common stock into which they are exchangeable) not included in the calculation once the number of shares of common stock to be issued in connection with the offering is known.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 61

14.	It does not appear you have given pro forma effect to all of the reorganization transactions disclosed on page 4. It appears after the reorganization transactions that substantially all of vTvx Holdings I and II’s assets will have been contributed to vTv Therapeutics LLC. In addition, it appears the Registrant will then hold a voting managing member interest in vTv Therapeutics LLC with no economic interest. Please tell us your basis for presenting the members’ equity of vTvx Holdings I in the reorganization pro forma column, rather than the equity of the Registrant. Please also explain why no noncontrolling interest in vTv Therapeutics LLC has been reflected. Please also address the related impact this would have on the reorganization pro forma column presented in your pro forma statement of operations.

Response	to Comment 14

The Company advises the Staff that the Company has given pro forma effect in the unaudited pro forma condensed combined consolidated balance sheet to all of the Reorganization Transactions disclosed on page 4. Substantially all of the operating assets of vTvx Holdings I and II will be contributed to vTv Therapeutics LLC. The Staff is correct in indicating that the Registrant will hold a voting managing member interest in vTv Therapeutics LLC following the completion of the Reorganization Transactions . After the Reorganization Transactions are completed, vTv Therapeutics LLC will be a subsidiary of the Company .

The Company advises the Staff that the pro forma condensed combined consolidated balance sheet has been revised in the Registration Statement to present the difference between the assets and liabilities contributed by vTvx Holdings I LLC and vTvx Holdings II LLC to vTv Therapeutics LLC , consolidated at the Company level . In the original filing, the reorganization pro forma column inappropriately applied this difference to the members’ (deficit) equity of vTvx Holdings I. The Registration Statement correctly reflects this in the reorganization column as stockholder (deficit) equity of the Company .

The Company has also corrected the pro forma condensed combined consolidated balance sheet in the Registration Statement to properly include the non-controlling interest in vTv Therapeutics LLC, which will be held by vTv Therapeutics Holdings. The impact of the non-controlling interest will be reflected in the pro forma column once the exact percentage of the non-controlling interest is finalized.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

15.	Please tell us whether or not the Registrant would meet the requirements for consolidating vTv Therapeutics LLC after the reorganization transactions but before the offering adjustments and provide us with the analysis you performed in reaching this conclusion, including your consideration of the applicability of the variable interest entity model in ASC 810. Please provide us with a similar consolidation analysis after the offering adjustments.

Response	to Comment 15

In the Reorganization Transactions, substantially all of the operating assets of vTvx Holdings I and II will be contributed to vTv Therapeutics Holdings, which will in turn contribute those assets to vTv Therapeutics LLC. Assets that will not be contributed include restricted cash, certain receivables unrelated to the Company’s operations and land included in property and equipment, net, and liabilities that will not be assumed include debt, a contingent distribution payable and other related party liabilities. All assets and liabilities that will not be contributed or assumed will remain with vTvx Holdings I II. The Company will hold a managing member interest (with 100% of the vote but no economic interests) in vTv Therapeutics LLC until the offering is completed. vTv Therapeutics Holdings will hold vTv Therapeutics LLC Units (which have economic interests) in vTv Therapeutics LLC, which it received in connection with the contribution of assets.

For purposes of this comment response, it is assumed that 20,000,000 shares of Class A common stock of the Company are sold in the offering, representing 20% of the equity value of the enterprise as a whole. The Company will use the net proceeds of the offering to purchase 20,000,000 vTv Therapeutics LLC Units from vTv Therapeutics LLC. vTv Therapeutics Holdings will hold 80,000,000 vTv Therapeutics LLC Units as well as 80,000,000 shares of the Company’s Class B common stock. The actual percentage of vTv Therapeutics LLC interests that will be held by the Company after the offering will depend on a number of factors, including the valuation of the Company and the size of the offering.

As a result, in this numerical example:

•	At a meeting of the stockholders of the Company, the public will hold 20% of the voting power of the Company’s common stock, and vTv Therapeutics Holdings will hold the remaining 80% of such voting power. In a liquidation of the Company, the public would receive all of liquidation value of the Company, because the Class B common stock has no economic interests. vTv Therapeutics Holdings, as a holder of only Class B common stock, would receive nothing in a liquidation of the Company.

•	The Company will have 100% of the voting power of the equity interests of vTv Therapeutics LLC because it will be the only owner of the managing member interest in vTv Therapeutics LLC, which will be the only class of voting equity interests of vTv Therapeutics LLC. The Company will therefore entirely control vTv Therapeutics LLC. vTv Therapeutics Holdings will have no voting power at vTv Therapeutics LLC. In a liquidation of vTv Therapeutics LLC, because it holds 20% of the vTv Therapeutics LLC Units, the Company will receive 20% of the liquidation value of vTv Therapeutics LLC, and vTv Therapeutics Holdings will receive 80%, based on their relative holdings of the vTv Therapeutics LLC Units, because it holds the remaining 80% of the vTv Therapeutics LLC Units.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

Giving effect to ASU 2015-02, “Consolidation (Topic 810) – Amendments to the Consolidation Analysis.” the Company (although it is the sole managing member of vTv Therapeutics LLC) did not presume that it should consolidate vTv Therapeutics LLC. The Company assessed whether the vTv Therapeutics LLC legal entity would be a variable interest entity (“VIE”) for accounting purposes by meeting any of the conditions in ASC Topic 810-10-15-14. It determined that vTv Therapeutics LLC would not meet any of those conditions and was therefore not a VIE, as analyzed below.

VIE Analysis Under ASC Topic 810-10-15-14

ASC Topic 810-10-15-14 defines a VIE as a legal entity that, by design, meets any of the following conditions:

1.	The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support;

2.	The residual equity holders, collectively:

a.	Do not control the entity;

b.	Are shielded from economic losses; or

c.	Do not participate fully in an entity’s residual economics;

3.	The entity was established with non-substantive voting interests. This condition is met if:

a.	The distribution of economic benefits generated by an entity is disproportionate to equity ownership/voting rights; and

b.	Substantially all of the entity’s activities either involve or are conducted on behalf of a party with disproportionately low voting rights.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

The following is the Company’s assessment of vTv Therapeutics LLC under ASC 810-10-15-14:

Condition 1: vTv Therapeutics LLC’s equity investment at risk will be sufficient to finance its activities through proceeds raised in the public offering. It is true that, depending on the size of the offering, vTv Therapeutics LLC may need additional financing of some sort in the future. Nevertheless, based on the expected size and pricing of the offering that would be likely to be acceptable to MacAndrews and the Company, the proceeds of the offering will likely be sufficient to conduct the clinical trials of the Company for a substantial period of time. Furthermore, as discussed in the Registration Statement, it is not currently clear what form such financing will take (debt, equity or proceeds from the sale or licensing of assets), so it is not clear that additional subordinated financial support will be necessary. As a result, the Company determined that condition 1 was not met.

Condition 2: The Company determined that condition 2a was not satisfied, because there are no parties able to control vTv Therapeutics LLC other than the residual equity holders (the Company and vTv Therapeutics Holdings), so the residual equity holders collectively do control vTv Therapeutics LLC. The Company also determined that condition 2b was not satisfied, because the residual equity holders are not shielded from economic losses at vTv Therapeutics LLC, since they collectively hold all of the economic interests in vTv Therapeutics LLC. The Company determined that condition 2c was not satisfied because the residual equity holders collectively participate fully in vTv Therapeutics LLC’s residual economics because they are the only equity holders of vTv Therapeutics LLC.

Condition 3: The Company determined that condition 3a might be satisfied. The Company noted that the distribution of economic benefits generated by vTv Therapeutics LLC (in the example, 80% to vTv Therapeutics Holdings and 20% to the Company), while not disproportionate to the equity ownership (80% of the vTv Therapeutics LLC Units held by vTv Therapeutics Holdings and 20% held by the Company), could be disproportionate to the voting rights (0% for vTv Therapeutics Holdings and 100% for vTv Therapeutics LLC based on the managing member interest). Nevertheless, the Company determined that condition 3 was not satisfied because it also requires condition 3b to be satisfied, and the Company determined that condition 3b was not satisfied because substantially all of vTv Therapeutics LLC’s activities do not either involve or are conducted on behalf of a party (vTv Therapeutics Holdings) with disproportionately low voting rights but will entirely involve and will be conducted on behalf of (and at the direction of) the Company. vTv Therapeutics Holdings will not have any ability to direct vTv Therapeutics LLC’s actions except indirectly through its influence, as a stockholder of the Company, on the Company’s board of directors.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

In the example, although vTv Therapeutics Holdings would hold 80% of the outstanding membership units of vTv Therapeutics LLC after the completion of the offering, the Company will have 100% of the voting power of vTv Therapeutics LLC and, as the sole managing member of vTv Therapeutics LLC, will be the sole direct decision maker with respect to the activities of vTv Therapeutics LLC, both with respect to its strategic decisions and its day-to-day operations. Furthermore, pursuant to vTv Therapeutics LLC’s organizational documents, the Company has the exclusive right to elect to dissolve, wind up or liquidate vTv Therapeutics LLC. Additionally, vTv Therapeutics LLC’s organizational documents will provide that each officer of the Registrant shall also be an officer of vTv Therapeutics LLC, with the same title and responsibilities, and the Company, as sole managing member, can remove any officer of vTv Therapeutics LLC at any time for any or no reason. Accordingly, the Company controls the management of the Company, and vTv Therapeutics LLC’s activities will be conducted entirely at the direction and on behalf of the Company.

The Company acknowledges that vTv Therapeutics Holdings will own, in this example, 80% of the combined voting power of the Company’s common stock. As a result, it might be argued that to the extent that the Company remains controlled by vTv Therapeutics Holdings, this arrangement will result in substantially all of vTv Therapeutics LLC’s activities involving or being conducted on behalf of vTv Therapeutics Holdings. The Company does not believe this to be the case. While vTv Therapeutics Holdings will have effective control over the outcome of all votes of the stockholders of the Company from and after the time of completion the offering, including with respect to the election of directors and other significant corporate transactions, the Company nevertheless will be governed by a board of directors who will supervise the operations of the Company, and each of the members of the board of directors (whether nominated by vTv Therapeutics Holdings or not) will bear fiduciary duties to all stockholders of the Company under the Delaware General Corporation Law and must act in the best interests of all of the stockholders of the Company, not just vTv Therapeutics Holdings.1 Furthermore, as required for companies listed on NASDAQ, at least three members of the board of directors will satisfy the requirements to be “independent” directors for purposes of Rule 10A-3 under the Exchange Act (and serve on the Company’s audit committee). Furthermore, the officers and other members of the management of the Company and vTv Therapeutics LLC will direct the day-to-day operations of the Company and therefore vTv Therapeutics LLC. Since vTv Therapeutics Holdings does not have any voting or management control over vTv Therapeutics LLC directly, vTv Therapeutics Holdings would only be able to exercise any such control over vTv Therapeutics LLC indirectly by influencing the Company’s actions by influencing the Company’s board of directors as a stockholder of vTv Therapeutics Holdings. Accordingly, the Company believes that it, and neither MacAndrews nor vTv Therapeutics Holdings, has the power to direct the activities that most significantly impact the economic performance of vTv Therapeutics LLC, and substantially all of vTv Therapeutics LLC’s activities will involve or be conducted on behalf of the Company.

1 By way of example, if vTv Therapeutics Holdings wished to engage in a transaction with Opco, the board of directors of the Company would be required to act in the best interests of all of the stockholders of the Company in managing Opco’s affairs, and any directors affiliated with vTv Therapeutics Holdings would likely be required to recuse themselves from any decision with respect to such transaction. While vTv Therapeutics Holdings could conceivably remove the entire board of directors of the Company, any replacement directors would still owe the same fiduciary duties to all of the Company’s stockholders.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

Conclusion

As a result, the Company concluded that vTv Therapeutics LLC is not a VIE, as it does not meet any of the conditions in ASC 810-10-15-14. Following the completion of the offering, the Company will therefore consolidate vTv Therapeutics LLC under the voting rights accounting model, since it will control 100% of the voting power of vTv Therapeutics LLC’s equity interests.

The Reorganization Transactions and the offering are expected to close nearly simultaneously. To the extent there is a span of time between the completion of the Reorganization Transactions and the offering, the Company believes that vTv Therapeutics LLC should be consolidated with the Company during that theoretically extant period of time, but no public investor would ever see financial statements of the Company during such time, since the offering would close immediately afterwards.

It should also be noted that “Up-C” structures such as those described in the Registration Statement are not uncommon, and a number of registrants have successfully completed registered public offerings using such structures, likely based on the same analysis as the one performed by the Company. In any event, as a practical matter, the Company also believes that consolidating vTv Therapeutics LLC for purposes of the presentation of the Company’s consolidated financial information will be more informative to its stockholders than one in which its stake in vTv Therapeutics LLC is reflected as equity in an unconsolidated entity and its income derived from vTv Therapeutics LLC is reflected as equity in the income of an unconsolidated entity.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

16.	Please disclose your proposed accounting for the acquisition of vTv Therapeutics LLC Units with the offering proceeds and explain to us the basis for your accounting treatment.

Response	to Comment 16

The Company advises the Staff that there will be no change in majority ownership or change in control of vTv Therapeutics LLC following the offering. Following the Reorganization Transactions, because vTv Therapeutics Holdings will hold all of the units of vTv Therapeutics LLC, vTv Therapeutics LLC will be majority controlled by affiliates of MacAndrews. Following the offering, MacAndrews, through its affiliates (including vTv Therapeutics Holdings), will control more than a majority of the voting power of the Company, and vTv Therapeutics Holdings will be a subsidiary of the Company. Therefore, there will be no change in majority ownership or control over vTv Therapeutics LLC, so the purchase of vTv Therapeutics LLC Units by the Company is accounted for as a reorganization of assets under common control and not as a purchase under ASC Topic 805, “Business Combinations.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Recently Issued Accounting Pronouncements Not Yet Adopted, page 75

17.	You are in the process of assessing the impact of the adoption of ASU No. 2015-02 on your financial statements. Please update your disclosures to address the expected impact. Please also disclose here and elsewhere in the filing any characteristics of the Registrant’s structure that could potentially impact your consolidation of vTv Therapeutics LLC and/or other entities upon the adoption of this ASU.

Response	to Comment 17

In response to the Staff’s comment, the Company has revised the disclosure on page 75 and F-17 in the amended filing to conclude that it does not expect ASU No. 2015-02 to have a material impact on our combined consolidated financial statements upon adoption. There are no characteristics of the Company’s structure that could potentially impact the Company’s consolidation of vTv Therapeutics LLC or other entities upon the adoption of this ASU.

License Agreements, page 98

18.	Please file the license agreement with Calithera as an exhibit.

Response	to Comment 18

The Company acknowledges the Staff’s comment and advises the Staff that the license agreement with Calithera was entered into by the Company in the ordinary course of business and is not a contract upon which the Company’s business will be substantially dependent. Furthermore, the Company does not expect amounts payable under the license agreement to be material. As a result, the Company respectfully advises the Staff that the Company does not believe that it is necessary to file the license agreement with Calithera as an exhibit.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

19.	Consider discussing the letter agreement with a former officer, as referenced in footnote three to the financial statements and file the agreement as an exhibit.

Response	to Comment 19

The Company respectfully advises the Staff that the letter agreement with a former officer is not material to the Company, as the former officer was never an officer of the Company, and no rights or liabilities associated with the letter agreement will be contributed to or assumed by (as the case may be) the Company or any of its subsidiaries. The payments and other transactions in the letter agreement are entirely among the former officer and the Predecessors, and the Company will not be party to any such payments or transactions and has not previously performed any obligations or rights under the letter agreement and will not do so in the future. As a result, any payments or other transactions among the Predecessors and the former officer would not be material to an investor in the Company’s securities, so the Company respectfully advises the Staff that the Company does not believe that it is necessary to file the letter agreement as an exhibit. The Company notes that, in response to the Staff’s Comment 23, it is describing the letter agreement (see pages 131 to 132).

Management, page 109

20.	Please disclose time period during which Mr. Kindler has served in each employment listed. In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Kindler should serve as a director of the company, as required by Item 401(e)(1) of Regulation S-K.

Response	to Comment 20

In response to the Staff’s comment, the Company has revised the disclosure on page 114.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

Executive Compensation, page 111

21.	We note the statement that you did not pay compensation to any of your executive officers. Please clarify whether any compensation was paid to your executive officers by your Predecessors. If so, please provide the disclosure required by Item 402 of Regulation S-K regarding that compensation. In addition, please revise to provide a more detailed discussion of the compensation arrangements for officers after the completion of this offering.

Response	to Comment 21

The Company confirms that its Predecessors paid compensation to their executive officers. In response to the Staff’s comment, the Company has revised the disclosure on page 117.

22.	Please file the employment agreements once entered into and discuss the terms to the extent known, if you have preliminary arrangements regarding these agreements. In addition, please explain the reference to your Chief Financial Officer. We do not see disclosure regarding this individual in the management section.

Response	to Comment 22

The Company confirms that it will file the employment agreements once entered into and has revised the disclosure on page 118 in response to the Staff’s comment. The Company included a reference to entering into an employment agreement with its Chief Financial Officer because once the Company appoints a Chief Financial Officer, the Company expects to enter into an employment agreement with such Chief Financial Officer. The Company respectfully advises the Staff that there was no disclosure regarding this individual in the management section of the previously filed draft Registration Statement as the Company did not have a Chief Financial Officer at the time of filing the draft Registration Statement.

Certain Relationships and Related Party Transactions, page 113

23.	Please provide all of the disclosure required by Item 404 of Regulation S-K. We note the balance sheet reflects a number of related party amounts and footnote 14 discusses related party transactions that are not discussed in this section.

Response	to Comment 23

In response to the Staff’s comment, the Company has added disclosure regarding the related party transactions of the Predecessors on pages 130 through 133. Nevertheless, the payments and other transactions described in such disclosure were entirely among the the Predecessors and the various related parties, and the Company was not party to any such transactions. No rights or liabilities associated with the instruments governing the various transactions will be contributed to or assumed by (as the case may be) the Company or any of its subsidiaries. The Company has not previously performed any obligations or rights under such instruments and will not do so in the future. As a result, any payments or other transactions under such instruments would not be material to an investor in the Company’s securities, so the Company respectfully proposes not to file such instruments as exhibits.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

Recent Sales of Unregistered Securities, page II-2

24.	Please provide the disclosure required by Item 701 of Regulation S-K, including your predecessor’s transactions.

Response	to Comment 24

In response to the Staff’s comment, the Company has revised the disclosure on page II-2.

Undertakings, page II-3

25.	Please include the Item 512(a)(5)(ii) and Item 512(a)(6) undertakings. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Response	to Comment 25

In response to the Staff’s comment, the Company has revised the disclosure on page II-4.

Financial Statements

vTv Therapeutics Inc.

Notes to Balance Sheet

1. Organization, page F-4

26.	Please disclose your fiscal year end.

Response	to Comment 26

In response to the Staff’s comment, the Company has revised the disclosure on F-4 to indicate the December 31 fiscal year end of vTv Therapeutics Inc.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

TransTech Pharma, LLC and High Point Pharmaceuticals, LLC

Notes to Combined Consolidated Financial Statements

Recently Adopted Accounting Pronouncements, page F-16

27.	HPCTC was sold to a former officer and director on December 30, 2014. You disclose that the disposal of HPCTC does not represent a strategic shift in operations and therefore is not presented as discontinued operations. Considering your disclosure on page 70 that revenues for 2013 and 2014 are primarily related to clinical trial services provided by HPCTC and it appears that no revenue or continuing cash flows are expected to be generated upon disposal of HPCTC, tell us the basis for your conclusion that (a) the disposal of HPCTC, a major line of business generating significant revenue does not represent a strategic shift in operations (b) disposal of HPCTC will not have a major effect on your operations and financial results and (c) how your presentation is appropriate. Please explain to us in detail the factors you considered and how your presentation and disclosures comply with ASU No. 2014-08. In this regard, please also expand your discussions in MD&A to discuss whether you will continue to generate revenue by providing clinical trial services and the impact of the disposal of HPCTC on your operations and financial results.

Response	to Comment 27

On December 30, 2014, the Company transferred 100% of its ownership interests in HPCTC, its wholly owned subsidiary, to the Former Officer. As management disposed of 100% of its ownership interests in HPCTC, this transaction falls under the scope of ASU 2014-08, as the transaction is considered a disposal of a component of an entity.

Management considered whether the disposal of HPCTC represents a strategic shift that has or will have a major effect on the Company’s operations and financial results, as defined by ASU 2014-08. The Company is a clinical-stage biopharmaceutical company engaged in the discovery and development of orally administered small molecule drug candidates to fulfill significant unmet medical needs. The operations at the HPCTC were never meant to be a part of the Company’s ongoing operations.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

The Company noted the following operational considerations related to the disposal of HPCTC:

•	As of December 31 2014, the Company utilized HPCTC for one Phase 1 trial. During the year ended December 31, 2014, the Company no longer had any trials being conducted at HPCTC.

•	Historically, the Company had utilized both HPCTC and other independent third parties to perform its Phase 1 trials.

•	As of December 31, 2014, HPCTC was not engaged in any Phase 1 trials.

•	The Company can outsource future Phase 1 trials, if necessary, to independent third party clinics at a reduced cost.

•	The Company does not intend to utilize HPCTC to conduct Phase 1 trials in the future.

•	The disposal of HPCTC has not and will not impact the Company’s ability to develop and test clinical drug candidates in a timely and cost effective manner.

Based on the above considerations, the Company concluded that the disposal of HPCTC did not have a major effect on the Company’s operations.

The Company noted the following financial considerations related to the disposal of HPCTC:

•	The majority of HPCTC’s revenues were revenues derived from transactions with the Company. HPCTC’s revenues earned from transactions with the Company totaled $1.1 million for the period January 1, 2014 through December 30, 2014. All of these revenues were properly eliminated in consolidation. HPCTC has historically not received third party revenue that exceeded its operating costs.

•	The disposal of HPCTC did not have a material effect on the Company’s results of operations. During the period January 1, 2014 through December 30, 2014 HPCTC operations generated a loss after intercompany eliminations totaling $3.3 million.

•	The operating costs of HPCTC exceeded the costs to outsource clinical trials to an independent third party clinic.

Based on the above financial considerations, the disposal of HPCTC did not have a major effect on the Company’s financial results nor on ongoing operations. While the Clinic produced all the revenue earned by the company for the year ended December 31, 2014, the Company did not consider the third party revenues critical to its current or ongoing operations.

Despite the insignificant effect on the Company’s operations and financial results, the Company considered whether the transfer of HPCTC could represent a strategic shift in its business, as defined by ASU 2014-08. HPCTC was never intended to represent a core operation of the Company. At the time of HPCTC’s founding, based on its stage in the biotechnology and pharmaceutical development life cycle, the Company needed a means to perform Phase 1 clinical trials on the clinical drug candidates it was currently developing. Due to market and industry circumstances at that time, solely utilizing a third party provider for Phase 1 clinical trials was not a viable option. As a result, the Company founded and opened HPCTC to satisfy an operational need connected to its drug discovery and development focus. The origination of HPCTC was not a strategic entrance into a different or adjacent market; rather, it was to fill a temporary operational need.

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission

As of the time of the disposal of HPCTC, the operational need filled by HPCTC was no longer applicable for two main reasons: (1) the Company had progressed in the biotechnology and pharmaceutical development lifecycle to the point where it no longer required significant Phase 1 clinical trials and (2) the market and industry circumstances that necessitated the creation of HPCTC are no longer prevalent. In addition, the Company never grew the third party revenue of HPCTC to a point at which HPCTC could significantly impact the Company’s operations. We further note that the Company has historically utilized other independent third party Phase 1 trial providers. As a result, the Company did not consider the disposal of HPCTC to represent a strategic shift.

Based on the above considerations, HPCTC was not part of the Company’s ongoing strategic vision, nor did it represent a significant portion of the Company’s operations. Therefore, the Company respectfully submits that the disposal of HPCTC did not represent a strategic shift in operations, as defined by ASU 2014-08, and should not be presented as a discontinued operation of the Company.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3052 or David E. Sobel at (212) 373-3226.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee, Esq.

cc:	Stephen L. Holcombe
vTv Therapeutics Inc.

Marc D. Jaffe, Esq.
Senet S. Bischoff, Esq.
Latham & Watkins LLP